SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 24, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     On December 24, 2003, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it is engaged in exclusive negotiations with joint prospective buyers, the investor Mr. Francisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of the Company's controlling stake in Disco S.A., as well as that its new back-up credit facility has closed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KONINKLIJKE AHOLD N.V.

Date:  December 24, 2003                By: /s/ M.P.M. de Raad
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                                           Name:   M.P.M. de Raad
                                           Title:  Executive Vice President

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit             Description
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99.1. Royal Ahold press release, dated December 24, 2003, announcing that it is engaged in exclusive negotiations with joint-prospective buyers, the investor Mr. Francisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of the Company's controlling stake in Disco S.A., as well as that its new back-up credit facility has closed.